SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                          Mentor Graphics Corporation
                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                   587200106
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 30, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      3,019,399

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      3,019,399

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,019,399

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.83%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,019,399

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,019,399

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,019,399

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.83%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,019,399

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,019,399

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,019,399

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.83%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      5,219,607

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      5,219,607

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      5,219,607

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.89%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      1,503,876

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,503,876

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,503,876

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.41%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      740,748

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      740,748

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      740,748

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.69%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      7,464,231

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      7,464,231

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      7,464,231

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.99%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      4,613,365

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      4,613,365

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,613,365

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.32%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,613,365

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,613,365

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,613,365

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.32%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,077,596

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,077,596

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,077,596

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      11.31%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,077,596

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,077,596

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,077,596

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      11.31%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,077,596

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,077,596

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,077,596

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      11.31%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,077,596

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,077,596

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,077,596

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      11.31%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,077,596

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,077,596

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,077,596

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      11.31%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 587200106

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      15,096,995

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      15,096,995

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      15,096,995

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      14.13%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on May 27, 2010 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, without par value (the "Shares"), issued by Mentor Graphics Corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons hold, in the aggregate, 15,096,995 Shares (including Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $95,350,550 (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on July 29, 2010, the indebtedness of (i) High River's margin account was approximately $681,008,144, (ii) Icahn Partners' margin account was approximately $181,296,761, (iii) Icahn Master's margin account was approximately $266,065,835, (iv) Icahn Master II's margin account was approximately $232,569,484, and (v) Icahn Master III's margin account was approximately $19,510,574.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 15,096,995 Shares (including Shares underlying call options), representing approximately 14.13% of the Issuer's outstanding Shares (based upon the 106,827,894 Shares stated to be outstanding as of June 4, 2010 by the Issuer in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 8, 2010).

     (b) High River has sole voting power and sole dispositive power with regard to 3,019,399 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,219,607 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,503,876 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 740,748 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,613,365 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                 Date of                No. of            Purchase
Reporting               Transaction            Shares            Price
Person                                         Purchased         Per Share
---------               -----------            ---------         ---------
High River               07/23/2010           (1) 40,000          (2) 4.02
High River               07/26/2010           (1) 47,659          (2) 4.14
High River               07/27/2010           (1) 40,000          (2) 4.14
High River               07/28/2010           (1) 14,025          (2) 4.11
High River               07/29/2010           (1) 70,000          (2) 3.94
High River               07/30/2010           (1) 15,000          (2) 4.04

Icahn Partners           07/23/2010           (1) 61,585          (2) 4.02
Icahn Partners           07/26/2010           (1) 72,818          (2) 4.14
Icahn Partners           07/27/2010           (1) 61,116          (2) 4.14
Icahn Partners           07/28/2010           (1) 21,428          (2) 4.11
Icahn Partners           07/29/2010          (1) 106,953          (2) 3.94
Icahn Partners           07/30/2010           (1) 22,918          (2) 4.04

Icahn Master             07/23/2010           (1) 69,676          (2) 4.02
Icahn Master             07/26/2010           (1) 82,387          (2) 4.14
Icahn Master             07/27/2010           (1) 69,148          (2) 4.14
Icahn Master             07/28/2010           (1) 24,244          (2) 4.11
Icahn Master             07/29/2010          (1) 121,008          (2) 3.94
Icahn Master             07/30/2010           (1) 25,930          (2) 4.04

Icahn Master II          07/23/2010           (1) 18,851          (2) 4.02
Icahn Master II          07/26/2010           (1) 23,737          (2) 4.14
Icahn Master II          07/27/2010           (1) 19,923          (2) 4.14
Icahn Master II          07/28/2010            (1) 6,985          (2) 4.11
Icahn Master II          07/29/2010           (1) 34,866          (2) 3.94
Icahn Master II          07/30/2010            (1) 7,472          (2) 4.04

Icahn Master III         07/23/2010            (1) 9,888          (2) 4.02
Icahn Master III         07/26/2010           (1) 11,692          (2) 4.14
Icahn Master III         07/27/2010            (1) 9,813          (2) 4.14
Icahn Master III         07/28/2010            (1) 3,441          (2) 4.11
Icahn Master III         07/29/2010           (1) 17,173          (2) 3.94
Icahn Master III         07/30/2010            (1) 3,680          (2) 4.04
_________________________
(1) Shares underlying American-style call options purchased by the applicable Reporting Person in the over-the-counter market, which expire on June 7, 2012.
(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $5.65. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item  6  of  the  Initial  13D  is  hereby  amended  to  add the following:

     The Reporting Persons have purchased American-style call options referencing an aggregate of 7,328,172 Shares, which expire on June 7, 2012. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

     The Reporting Persons have sold European-style put options referencing an aggregate of 7,328,172 Shares, which expire on June 7, 2012. The agreements provide that they settle in cash. These agreements do not give the Reporting
Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July  30,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

By:  /s/  Dominick  Ragone
     ---------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer




/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN



         [Signature Page of Schedule 13D - Mentor Graphics Corporation]